United States securities and exchange commission logo





                              January 21, 2021

       Michael Castor
       Chief Executive Officer
       Medicus Sciences Acquisition Corp.
       152 West 57th Street, Floor 20
       New York, New York 10019

                                                        Re: Medicus Sciences
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2020
                                                            File No. 333-251674

       Dear Mr. Castor :

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed December 23, 2020

       Our Sponsor and Competitive Advantages, page 3

   1. We note disclosure here, page 124 and elsewhere discussing competitive advantages attributed to resources
of your sponsor's affiliates. For example, you state you will leverage "certain
employees of Altium and Sio as advisors to assist" in sourcing and evaluation of potential
acquisition candidates. Please revise to clarify the basis for your belief that these
entities and their employees will provide significant assistance. For example, it is unclear
if you have understandings, arrangements or agreements with these persons or entities.
Please revise accordingly.
 Michael Castor
Medicus Sciences Acquisition Corp.
January 21, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 if you
have any questions.



                                                           Sincerely,
FirstName LastNameMichael Castor
                                                           Division of
Corporation Finance
Comapany NameMedicus Sciences Acquisition Corp.
                                                           Office of Real
Estate & Construction
January 21, 2021 Page 2
cc:       Wei Wang, Esq.
FirstName LastName